

02005487

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 0 4 2002

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SEC FILE NUMBER
8- 48839

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. POST OFFICE DELAYED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E T D Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Green Vista Drive, #308
(No. and Street)

Sparks,	Nevada	89436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Hensley — (775) 829-6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Hensley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E T D Securities, as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



RACHEL SHUPE
Notary Public Nevada
CLARK COUNTY
My Appt. Exp June 14, 2005
No. 01-71334-1

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E T D SECURITIES

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

OCTOBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717


FEB 04 2002
WASH, D.C.
302


U.S. POST OFFICE
DELAYED

INDEPENDENT AUDITORS' REPORT

Board of Directors
E T D Securities

We have audited the accompanying statement of financial condition of E T D Securities as of October 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of E T D Securities as of October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 17, 2002

E T D SECURITIES

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2001

ASSETS

Cash and cash equivalents	$ 13,504
Receivable from broker/dealers	289,584
Securities owned, at market value	81,026
TOTAL ASSETS	$ 384,114

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to shareholder	$ 135,000
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 20,000 shares; issued and outstanding 1,000 shares	$ 100,130
Additional paid in capital	220,000
Retained earnings (deficit)	(71,016)
Total Shareholders' Equity	$ 249,114
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 384,114

The accompanying notes are an integral part of this financial statement.

E T D SECURITIES

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED OCTOBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company (formerly Sierra Nevada Securities Inc.), a wholly owned subsidiary of Sierra Nevada Management Corporation, was incorporated in the state of Nevada on September 5, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary business activity since April, 1998 has been the trading of securities.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - S CORPORATION ELECTION

The Company and its parent corporation, Sierra Nevada Management Corporation, have elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the consolidated entities.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At October 31, 2001 the Company's net capital and required net capital were $208,825 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 65%.

NOTE 4 - RELATED PARTY INFORMATION

As previously mentioned, the Company is a wholly owned subsidiary of Sierra Nevada Management Corporation, (SNMC). The Company has entered into an agreement with SNMC whereby the latter will pay virtually all overhead and operating expenses of the Company with the exception of clearing and execution charges and certain nominal expenses. The Company has also paid SNMC $275,000 in management fees for the year ended October 31, 2001.

The Company is also affiliated through ownership with Wahelo Corp.

NOTE 5 - SECURITIES OWNED

Securities registered under the Investment Company Act of 1940 with a market value of $47,926 are included in securities owned. In addition, securities owned consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at their original cost of $13,000 and $20,100 respectively.

NOTE 6 - PREFERRED STOCK

The Company is authorized to issue 4,800 shares of preferred stock with $100 par value. The preferred shares are entitled to equal rights and privileges with the common shares. Since the Company's inception, no preferred shares have been issued. The issuance of any preferred shares would automatically terminate the Company's S corporation election for federal income tax purposes.

NOTE 7 - SUBSEQUENT EVENT

In November 2001 the Company repaid the loan to shareholder in the amount $135,000.